							EXHIBIT 12
	NORTHWEST NATURAL GAS COMPANY
	Ratio of Earnings to Fixed Charges
	Thousands, except per share amount
	(Unaudited)
						12 Months	Six Months(1)
						Ended	Ended
	Year Ended December 31,					June 30,	June 30,
	2010	2009	2008	2007	2006	2011	2011
Fixed Charges, as defined:
Interest on Long-Term Debt	$39,198	$37,447	$33,605	$34,294	$34,651	$38,060	$18,555
Other Interest	1,587	1,937	4,022	4,116	4,648	1,790	841
Amortization of Debt Discount and Expense	1,766	1,503	700	711	716	1,735	856
Interest Portion of Rentals	2,130	1,735	1,551	1,523	1,465	2,383	1,080
Total Fixed Charges, as defined	$44,681	$42,622	$39,878	$40,644	$41,480	$43,968	$21,332
Earnings, as defined:
Net Income	$72,667	$75,122	$69,525	$74,497	$63,415	$65,137	$42,966
Taxes on Income	49,462	46,671	40,678	44,060	36,234	44,270	29,170
Fixed Charges, as above	44,681	42,622	39,878	40,644	41,480	43,968	21,332
Total Earnings, as defined	$166,810	$164,415	$150,081	$159,201	$141,129	$153,375	$93,468
Ratio of Earnings to Fixed Charges	3.73	3.86	3.76	3.92	3.40	3.49	4.38

(1)
  A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.